UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number: 000-20202

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CREDIT ACCEPTANCE CORPORATION 401(k) PLAN AND TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CREDIT ACCEPTANCE CORPORATION

25505 West Twelve Mile Road
Southfield, Michigan 48034-8339

TABLE OF CONTENTS

Page Number
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2011	3
Notes to Financial Statements	4
Supplemental Schedules:
Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)	10
NOTE:  All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Signature	11
Exhibit Index	12
Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and Administrator of the
Credit Acceptance Corporation 401(k) Plan and Trust

We have audited the accompanying statements of net assets available for benefits of Credit Acceptance Corporation 401(k) Plan and Trust (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles general accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Form 5500, Schedule H, Part IV, line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Southfield, Michigan
June 12, 2012

CREDIT ACCEPTANCE CORPORATION 401(k) PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2011	2010
ASSETS:
Participant-directed investments—at fair value:
Mutual funds	$17,382,311	$16,203,992
Credit Acceptance stock fund	3,327,050	2,340,234
Pooled separate account	2,916,848	1,064,076
Collective trust	–	970,278
Total investments—at fair value	23,626,209	20,578,580

Notes receivable from participants	1,173,440	761,325

Contributions receivable:
Participant	158	–
Employer	57	–
Total contributions receivable:	215	–

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	24,799,864	21,339,905
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	30,356	8,183

NET ASSETS AVAILABLE FOR BENEFITS	$24,830,220	$21,348,088

See accompanying notes to financial statements.

CREDIT ACCEPTANCE CORPORATION 401(k) PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2011
INVESTMENT ACTIVITY:
Interest and dividends	$351,003
Net appreciation in fair value of investments	101,112
Total investment activity	452,115

Interest income on notes receivable from participants	39,203

CONTRIBUTIONS:
Participant	3,213,272
Employer	1,492,507
Rollovers	179,453
Total contributions	4,885,232

DEDUCTIONS:
Benefits paid to participants	(1,861,054)
Administrative expenses	(33,364)
Total deductions	(1,894,418)

Net increase	3,482,132

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	21,348,088
End of year	$24,830,220

See accompanying notes to financial statements.

CREDIT ACCEPTANCE CORPORATION 401(k) PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The following brief description of the Credit Acceptance Corporation (the “Company”, “Credit Acceptance”, “we”, “our”, “us”) 401(k) Plan and Trust (the “Plan”), provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan available to all salaried and hourly employees who have at least 3 consecutive months of service with the Company and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions – Participants can elect to contribute 1% to 75% of their gross pay subject to the statutory limitation of $16,500 for the 2011 calendar year, except for participants eligible to make additional catch-up contributions of up to $5,500.   Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover). Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan.  We contribute a maximum of 3.5% of each participant’s eligible annual gross pay.  We match contributions equal to 100% on the first 1% participants contribute and an additional 50% on the next 5% participants contribute.  We may also make a discretionary profit sharing contribution as described in the Plan agreement.  We did not make a discretionary profit sharing contribution during the year ended December 31, 2011.

Excess Contributions – Effective January 1, 2010, we amended the Plan to operate under the provisions of a safe harbor 401(k) plan, and as a result, the Plan is no longer subject to the Internal Revenue Service (“IRS”) participation and non-discrimination rules limiting contribution amounts by “highly compensated” participants as defined in Section 401(k)(3) of the Internal Revenue Code (the “Code”).

Participant Accounts – Each participant’s account is credited with the participant’s contribution and our matching contributions plus an allocation of discretionary contributions, if any, and Plan earnings and losses.  Allocations are based on participant earnings or account balances, as defined by the Plan.  Participant accounts may also be charged with an allocation of certain administrative expenses.  Allocations are based on the number of participants in the Plan, the value of participant account balances, or specific participant transactions, as defined.

Vesting – Participants are immediately vested in their voluntary contributions and our matching contributions plus actual earnings thereon.

Notes Receivable from Participants – Subject to predefined conditions and terms, a participant may borrow from their fund accounts up to 50% of the participant’s vested fund balance, not to exceed $50,000.  Notes receivable are secured by the balance in the participants’ account and bear interest rates from 3.25% to 8.50% and 3.25% to 10.50% for balances outstanding at December 31, 2011 and 2010, respectively.  The interest rate is based on the prime rate (as published in the Wall Street Journal on the day the loan is initiated) plus 1%. The notes receivable from participants generally have a maximum repayment period of 5 years, except the maximum repayment period may be extended up to 10 years for the purchase of a principal residence.  Principal and interest is paid ratably through bi-weekly or semi-monthly payroll deductions.

Payment of Benefits – Upon termination of service due to death, disability, or retirement, a participant may elect to receive the value of the participant’s vested fund balance in either a lump-sum amount or in installment payments if certain criteria are met.  All benefits requested before December 31, 2011 were paid prior to year end.

Administrative Expenses – Certain expenses of maintaining the Plan are paid by us. Loan administration fees are charged directly to the participant’s account and are included in administrative expenses.

CREDIT ACCEPTANCE CORPORATION 401(k) PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (“GAAP”).

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and the reported amounts of additions and deductions from assets available for benefits during the reported period. Actual results could differ from those estimates.

Fully Benefit-Responsive Investment Contracts – Investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan holds investment contracts through a pooled separate account.  During 2011 and 2010, the plan also invested in contracts through a collective trust.  The Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.  The following table presents the gross adjustments of the investment contracts from fair value to contract value.
	As of December 31,
	2011	2010
Pooled separate account	$30,356	$12,270
Collective trust	–	(4,087)
Total adjustment from fair value to contract value for fully benefit-responsive investment contracts	$30,356	$8,183

The investment contract through the pooled separate account is reported at contract value in the financial statements, which represents contributions made to the account, plus earnings on the underlying investments, less participant withdrawals and administrative expenses.  The earnings are provided by the yield on the investment contract (which is determined by the performance of the underlying investments). The interest rates may be reset not more frequently than daily and not less frequently than quarterly.  The average yield and average crediting interest rates were 3.17% and 2.87%, respectively, based on an annualized rate derived from the daily interest factor applied on December 31, 2011. Interest is credited monthly to the account and is guaranteed to be not less than 0% before any deduction for expenses.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  The investment contract through the pooled separate account has certain restrictions that impact the ability to collect the full contract value; for example, the Plan may not fully withdraw from the account without incurring a penalty, unless the Plan sponsor provides 12 months’ advance notice to contract issuer.  In the event that the investment contract is terminated by the Plan trustee or the Plan, without advance notice, a market adjustment penalty will apply.  In addition, withdrawals initiated by the Plan sponsor for events including, but not limited to, total or partial plan termination, mergers, spin-offs, lay-offs, early retirement incentive programs, sales or closings, bankruptcy or receivership will be subject to the market rate adjustment to the extent they exceed a predetermined threshold (10% of the Plan’s investment in the pooled separate account). Any transfers out of the pooled separate account must first go through a non-competing investment option and reside there for at least 90 days before transfer to a competing investment option, such as fixed income funds including but not limited to, guaranteed investment contracts, money market funds, or short-term bonds.  The Plan sponsor believes that the occurrence of events that would cause the Plan to transact at less than contract value is not probable. The contract issuer may not terminate the investment contract at any amount less than contract value.

Valuation of Investments and Income Recognition – Investments are recorded at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 3 for additional information regarding fair value measurements.  Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants – Notes receivable from participants are measured at their unpaid principal balance plus any accrued interest but unpaid interest.  Under certain circumstances, delinquent loans may be treated as distributions from the Plan.

CREDIT ACCEPTANCE CORPORATION 401(k) PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Concluded)

Payments of Benefits – Benefits are recorded when paid.

Subsequent Events – We have evaluated events and transactions occurring subsequent to the Statement of Net Assets Available for Benefits date of December 31, 2011 for items that could potentially be recognized or disclosed in these financial statements.  We did not identify any items which would require disclosure in or adjustment to the financial statements.

3.	FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. We group assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets. A description of the investment assets measured at fair value using this methodology are as follows:

Mutual Funds:
These investments are public investment securities valued based on quoted prices in an active market.

Credit Acceptance Stock Fund:
This fund includes our publicly traded common stock as well as cash and cash equivalents. Our common stock is valued at quoted prices available on the NASDAQ Exchange.

Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.  A description of the investment assets measured at fair value using this methodology are as follows:

Pooled Separate Account:
The fair value of the pooled separate account is based on the value of the underlying assets, as reported to the Plan by the contract issuer. The pooled separate account is comprised of a portfolio of underlying securities that can be valued on active markets. Fair value of the contract is calculated by applying the Plan’s percentage ownership in the pooled separate account to the total market value of the account’s underlying securities.

Collective Trust:
These investments were public investment securities valued at Net Asset Value (“NAV”) and classified as a Stable Value Fund.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and divided by the number of shares outstanding.  The NAV is a quoted price in an active market.  The inputs included quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that were not active, inputs other than quoted prices that were observable for the asset or liability and inputs that were derived principally or corroborated by observable market data.  Participant transactions (issuances and redemptions) could occur daily.  During 2010, the Plan initiated a full redemption of the collective trust assets.  In response, the trustee invoked his right to temporarily delay the withdrawal of assets from the trust for a period not exceeding twelve months in order to ensure that securities liquidations were carried out in an orderly manner.  The redemption was fully completed during 2011.

Level 3 – Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market.  These unobservable assumptions reflect estimates or assumptions that market participants would use in pricing the asset or liability.  None of our investment assets were measured at fair value using this methodology.

CREDIT ACCEPTANCE CORPORATION 401(k) PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

3.	FAIR VALUE MEASUREMENTS (Concluded)

Investments measured at fair value on a recurring basis at December 31, 2011 are as follows:

	Level 1	Level 2	Level 3	Total
Mutual funds:
Index funds	$3,636,677	$–	$–	$3,636,677
Balanced funds	1,085,376	–	–	1,085,376
Growth funds	2,938,461	–	–	2,938,461
Fixed income funds	2,542,916	–	–	2,542,916
Other funds	7,178,881	–	–	7,178,881
Total mutual funds	17,382,311	–	–	17,382,311

Common stock:
Credit Acceptance stock fund	3,327,050	–	–	3,327,050
Total common stock	3,327,050	–	–	3,327,050

Stable value fund:
Pooled separate account	–	2,916,848	–	2,916,848
Total stable value fund	–	2,916,848	–	2,916,848

Total investments at fair value	$20,709,361	$2,916,848	$–	$23,626,209

Investments measured at fair value on a recurring basis at December 31, 2010 are as follows:

	Level 1	Level 2	Level 3	Total
Mutual funds:
Index funds	$3,327,258	$–	$–	$3,327,258
Balanced funds	1,196,412	–	–	1,196,412
Growth funds	2,796,408	–	–	2,796,408
Fixed income funds	1,992,911	–	–	1,992,911
Other funds	6,891,003	–	–	6,891,003
Total mutual funds	16,203,992	–	–	16,203,992

Common stock:
Credit Acceptance stock fund	2,340,234	–	–	2,340,234
Total common stock	2,340,234	–	–	2,340,234

Stable value funds:
Pooled separate account	–	1,064,076	–	1,064,076
Collective trust	–	970,278	–	970,278
Total stable value funds	–	2,034,354	–	2,034,354

Total investments at fair value	$18,544,226	$2,034,354	$–	$20,578,580

CREDIT ACCEPTANCE CORPORATION 401(k) PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

4.	INVESTMENTS

Investments representing five percent or more of the Plan’s net assets available for benefits are as follows:

	As of December 31,
	2011	2010
Credit Acceptance Corporation Stock Fund	$3,327,050	$2,340,234
NYL Insurance Anchor Acct III (a)	2,947,204	1,076,346
Vanguard 500 Index Fund (Signal Shares)	1,965,194	1,792,793
American Funds – EuroPacific Growth Fund (Class R5)	1,940,460	2,267,383
American Funds – The Bond Fund of America (Class R5)	1,592,733	1,333,664
Allianz NFJ Dividend Value Fund (Institutional Class)	1,466,300	1,367,249
American Funds – The Growth Fund of America (Class R5)	1,380,936	1,311,507
T. Rowe Price Mid-Cap Value Fund	1,376,093	1,476,779
American Funds – The Income Fund of America (Class R5)	(b)	1,196,412
Vanguard Mid-Cap Index Fund (Signal Shares)	(b)	1,148,405

(a)	Fully benefit-responsive investment contracts are reported at contract value. All other investments are reported at fair value.
(b)	Investment did not represent five percent or more of the Plan's assets as of December 31, 2011.

The following table presents total realized and unrealized appreciation (depreciation) on the Plan’s investments for the year ended December 31, 2011:

For the Year Ended December 31, 2011
Mutual funds	$(695,867)
Credit Acceptance stock fund	794,407
Separate Pooled Account	2,572
Net appreciation of investments	$101,112

5.	RELATED PARTY TRANSACTIONS

The Credit Acceptance Stock Fund and the pooled separate account qualify as party-in-interest investments.  The Plan trustee, New York Life Trust Company, is affiliated with New York Life Investments which manages the pooled separate account offered to Plan participants.

6.	PLAN TERMINATION

Although we have not expressed any intent to do so, we have the right under the Plan to discontinue our contributions at any time and to terminate the Plan subject to the provisions of ERISA.

CREDIT ACCEPTANCE CORPORATION 401(k) PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS (CONCLUDED)

7.	TAX STATUS

We use a non-standardized prototype plan document sponsored by Plan trustee. The Plan trustee received an opinion letter from the IRS, dated March 31, 2008, which states that the non-standardized prototype plan document satisfies the applicable provisions of the Code. The Plan itself has not received a determination letter from the IRS. However, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income tax has been included in the Plan’s financial statements.

GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of the liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions and the Plan could be subject to income tax if certain issues were found by the IRS that could result in the disqualification of the Plan’s tax-exempt status; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2011 and 2010 to Form 5500:
	As of December 31,
	2011	2010
Net assets available for benefits per the financial statements	$24,830,220	$21,348,088
Adjustments from contract value to fair value for fully benefit responsive investment contracts	(30,356)	(8,183)
Net assets available for benefits per the Form 5500	$24,799,864	$21,339,905

The following is a reconciliation of the net increase per the financial statements for the year ended December 31, 2011 to Form 5500:

For the Year Ended December 31, 2011
Net increase per the financial statements	$3,482,132
Less: Adjustments from contract value to fair value for fully benefit-responsive investment contract at December 31, 2011	(30,356)
Add: Adjustments from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2010	8,183
Net gain per the Form 5500	$3,459,959

As discussed in Note 2, the plan invests in fully benefit-responsive investment contracts.  For financial reporting purposes, the net assets available for benefits are recorded at contract value.  Form 5500 records net assets available for benefits at fair value.

9.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities, which in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balance and the amounts reported in the statements of net assets available for benefits.

SUPPLEMENTAL SCHEDULE

CREDIT ACCEPTANCE CORPORATION
401(k) PLAN AND TRUST

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2011

(a)	(b)	(c)	(d)
	Identity of Issuer	Description of Investment	Current Value
*	Credit Acceptance Corporation	Credit Acceptance Corporation Stock Fund	$3,327,050
*	New York Life Inv Mgmt LLC	NYL Insurance Anchor Acct III	2,916,848
	Vanguard Group	Vanguard 500 Index Fund (Signal Shares)	1,965,194
	Capital Research and Mgmt Co.	American Funds – EuroPacific Growth Fund (Class R5)	1,940,460
	Capital Research and Mgmt Co.	American Funds – The Bond Fund of America (Class R5)	1,592,733
	Allianz Global Inv Fund Mgmt.	Allianz NFJ Dividend Value Fund (Institutional Class)	1,466,300
	Capital Research and Mgmt Co.	American Funds – The Growth Fund of America (Class R5)	1,380,936
	T. Rowe Price Associates	T. Rowe Price Mid-Cap Value Fund	1,376,093
	Vanguard Group	Vanguard Mid-Cap Index Fund (Signal Shares)	1,203,417
	T. Rowe Price Associates	T. Rowe Price New Horizons Fund	1,097,510
	Capital Research and Mgmt Co.	American Funds – The Income Fund of America (Class R5)	1,085,376
	PIMCO	PIMCO High Yield Fund (Administrative Class)	635,556
	Allianz Global Inv Fund Mgmt.	Allianz NFJ Small-Cap Value Fund (Class A)	594,423
	Harbor Capital Advisors	Harbor International Fund (Institutional Class)	527,926
	Vanguard Group	Vanguard Small-Cap Index Fund (Investor Shares)	468,066
	Janus	Janus Enterprise Fund (Class I)	460,015
	Capital Research and Mgmt Co.	American Funds – New World Fund (Class R4)	429,092
	AIM Investments	Invesco Real Estate Fund (Class A)	416,469
	Franklin Templeton Investments	Templeton Global Bond Fund (Advisor Class)	314,627
	Ivy Investment Management Co.	Ivy Asset Strategy Fund (Class I)	219,335
	PIMCO	PIMCO All Asset Fund (Institutional Class)	208,783
*	Participant	Loans to participants 3.25% to 8.50%	1,173,440
			$24,799,649

* Party-in interest

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Credit Acceptance Corporation 401(k) Plan and Trust (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CREDIT ACCEPTANCE CORPORATION 401(k) PLAN AND TRUST

Date: June 12, 2012	By:	/s/ Kenneth S. Booth
Kenneth S. Booth
Chief Financial Officer of Credit Acceptance Corporation

EXHIBIT INDEX

Exhibit
Number                      Description

23.1                     Consent of Grant Thornton LLP